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                                  EXHIBIT 99
                          FORWARD LOOKING STATEMENTS

Written and oral statements provided by the Company from time to time may contain certain forward looking information, as that term is defined by the Private Securities Litigation Reform Act of 1995 (the "Act") and in releases made by the Securities and Exchange Commission ("SEC"). The cautionary statements which follow are being made pursuant to the provisions of the Act and with the intention of obtaining the benefits of the "safe harbor" provisions of the Act. While the Company believes that the assumptions underlying such forward looking information are reasonable based on present conditions, forward looking statements made by the Company are not guarantees of future performance and actual results may differ materially from those in the forward looking statements as a result of various factors. Accordingly, the Company has identified important factors which could cause the Company's actual financial results to differ materially from any such results which might be projected, forecasted or estimated by the Company in written or oral forward looking statements:

 .    The overall retail economy in the United States could affect retailers'
     expectations of future apparel product sales. A more pessimistic evaluation compared to 1998 could adversely affect both the advance order and in-stock product lines marketed by the Company. The Company's sales and earnings could be adversely impacted to the extent that the financial strength of its existing or new retail customers worsens.

 .    The Company's largest customer represented approximately 16% of consolidated sales in fiscal 1998. The Company's second largest customer in 1998 represented approximately 9% of consolidated sales. The Company believes it maintains an excellent business relationship with these customers and sales volume for 1999 is anticipated to approximate recent historical levels. However, an unanticipated decline in sales with the Company's largest customers would adversely affect profitability as it would be difficult to immediately replace this business with new customers or increase volume with other existing customers.

 .    Substantially all of the Company's men's and women's sportswear, men's dress furnishings, women's career wear and a portion of its tailored suits, sportcoats and slack production are manufactured utilizing independent contractors, mostly located outside of the United States. The percentage of product manufactured or assembled outside of the United States is increasing. The Company is dependent upon the contractors' ability to deliver such products on a timely basis. Labor, delivery, or transportation difficulties regarding contractor sourced products which result in delays not readily controllable by the Company could negatively affect operating profits. Also, unanticipated political or economic disruptions in these countries and/or currency fluctuations could adversely impact overall Company profitability.

 .    Continuation of the trend towards more casual dressing in the workplace could reduce the demand for the Company's tailored clothing products, especially for tailored suits. While

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     the Company markets several sportswear and casual product lines, consumer receptiveness to the Company's casual and sportswear products may be less than anticipated.

 .    Sales derived from products which utilize licensed brand names represent an important current component of the Company's overall revenue and profitability. The Company also serves as a licensing agent for several of its principal licensors. While the Company believes the relationships with its principal licensors to be favorable and the termination of any single licensing agreement would not have a material adverse effect on its business taken as a whole, the long-term prospects of the Company assume the continuation of a significant percentage of existing licensing arrangements and ongoing consumer acceptance of the products sold under these licensed brands.

 .    The conditions in the moderate priced tailored clothing product category remain intensely competitive. To address these conditions, the Company has been, among other things, reducing overall product costs, including increased off-shore sourcing and introducing new brands with higher gross margin potential, and placing less emphasis on brands which do not have the potential of achieving acceptable profit margins. While gross margin enhancement programs produced some beneficial impact in 1998, the overall operating profit contribution remains low. If these efforts do not meet with consumer acceptance, sales and profitability could be adversely affected.

 .    The Company competes with numerous manufacturers and distributors of apparel products, both foreign and domestic. Currency valuation changes versus the U.S. dollar arising from the economic difficulties experienced in many of the Asian economies during 1998 has, among other things, reduced the cost of products imported into the United States from these countries. The Company sources only a limited percentage of products from Asia (principally certain golf products and women's styles). The Company's ability to generate sufficient margins from products not sourced from Asia (such as suits, sportcoats, tailored and casual slacks) could be adversely affected to the extent that competitors can source these products from Asia at lower costs in sufficient quantities at comparable quality levels.

 .    Fabric purchases from the Company's largest supplier approximated one-third of the total fabric requirements in fiscal 1998. As is customary in the industry, there are no long-term contracts with fabric suppliers. The Company believes that there are alternative sources of supply available to satisfy its raw material requirements. However, a prolonged, unanticipated disruption of scheduled deliveries from this or other suppliers would adversely affect production scheduling and ultimately the Company's ability to meet customer delivery dates.

 .    The Company is addressing Year 2000 issues for its computer systems, operations systems, microprocessors and other significant computer-based devices and applications. The Company has had under review the comprehensive upgrading, consolidation and integration of its principal management information systems utilized in the operation
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     of its businesses ("Project") along with a review of non-Project systems and compatibility with various third party systems on which the Company relies.

     During 1997, the Company commenced the Project, which encompasses substantial enhancements to the Company's existing hardware configurations and software applications related to its sales, manufacturing, distribution and accounting operations. A significant portion of the new system enhancements will emanate from purchased software for which written representation has been received from the application vendors that such software is Year 2000 compliant. In this context, Year 2000 compliance is being addressed, whether relating to new systems that comprise a part of the Project or with respect to existing management information systems that may continue to be used beyond January 1, 2000. Although it was initially expected that the new systems and software included in the Project would substantially address Year 2000 issues, the Company and its consultant currently assess that existing systems for the most part will continue in operation beyond January 1, 2000. Efforts are currently underway to upgrade, enhance and test these existing systems and software requirements, including compatability with the various third-party applications. To date, the Company has commenced its systems upgrade at two operating units and no Year 2000 defects have been noted. As stated, the Company initially intended that the new systems and software included in the Project would be substantially operational by the end of 1999, in order to address year 2000 compliance. The Company is, therefore, currently implementing its primary contingency plan, which includes testing, upgrading and remediating when necessary its existing systems and software, a process which is expected to be completed by August 1999.

     The Company has also established formal communications with significant suppliers and customers to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 issues. Additionally, the Company has identified the critical systems provided by other third party service providers (e.g., financial institutions and utilities suppliers). While the Company must necessarily rely to some extent on the representations of these third parties and their statements or certifications of compliance to certain government agencies regarding Year 2000 capabilities, the Company is also in various stages of Year 2000 testing and implementation of the systems and/or upgrades provided by third parties.

     The Company recognizes that issues related to Year 2000 remediation constitute a known uncertainty and the importance of ensuring its operations will not be adversely affected by Year 2000 issues. Its procedures are anticipated to be effective to identify and manage the risks associated with Year 2000 compliance. However, there can be no assurance that the process can be completed as described above or that the remediation process will be fully effective. The failure to identify and remediate the Company's systems or the failure of key third parties who do business with the Company or governmental agencies to timely remediate their systems that interface with the Company's systems could result

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     in system failures or errors or business interruptions, which could have a material adverse effect on the Company's results of operations and financial condition.

 .    During 1998, the Company's variable rate debt (based on the Prime or LIBOR rates in effect from time to time) averaged approximately $98 million under its Revolving Credit Facility. The Company anticipates that such variable borrowings will be comparable during 1999 at rates averaging approximately 7%. An unexpected increase in total borrowings and/or in the borrowing rates under the Revolving Credit Facility would adversely affect profitability.

 .    The Company is not aware of and has assumed no significant adverse impact of pending or threatened litigation matters.

 .    The Company acquired the trademarks and wholesale apparel business of
     Pussers, Ltd. in November 1998, and in December 1998, acquired the capital stock of Coppley, Noyes and Randall, a leading Canadian manufacturer and marketer of men's tailored clothing and other apparel. If the results of operations of these businesses do not achieve the levels anticipated, the Company's profitability could be adversely affected. The Company has assumed that no other acquisitions will occur during the remainder of 1999.

The above noted review of factors pursuant to the Act should not be construed as exhaustive or as any admission regarding the adequacy of disclosures made by the Company.